P.E. 2/15/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

02013829

REPORT ON FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 5, 2002

AGRIUM INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada	**0-25742**	**91-158568**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13131 Lake Fraser Drive Calgary, Alberta, Canada T2J 7E8

(Address of principal executive offices)

Registrant's telephone, including area code:	**(403) 225-7000**
Former name or former address, if changed since last report:	**Suite 426, 10333 Southport Road SW, Calgary, Alberta, Canada, T2W 3X6**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ______ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

B.G. Waterman
Senior Vice President, Finance and Chief Financial Officer

EXHIBIT LIST

Press Release #02-002 dated February 5, 2002 (as issued by the Registrant and as filed with The Toronto Stock Exchange).

Agrium

NEWS

For Immediate Release

02-002
Date: February 5, 2002

Contact:
Investor/Media Relations:
Jim Pendergast
Phone (403) 225-7357
Fax (403) 225-7609

E-mail: investor@agrium.com
WWW: http://www.agrium.com

Agrium postpones release of year-end financial results

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, ALBERTA – Agrium Inc. (TSE and NYSE: AGU) (Agrium) confirms today that it is postponing the release of its year-end financial results, previously scheduled for February 5, 2002. This is consistent with statements made in the press release "Agrium Update on Argentina" of January 25, 2002. Agrium anticipates releasing year-end financial results before the end of February.

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. The Corporation produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. The Corporation's strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.